Introducing Operation Resilience: CEMEX’s 2023 Strategy Fernando A. González, CEO Exhibit 99.1

This presentation contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “A Stronger CEMEX” plan and “Operation Resilience” plan’s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA, if it comes into effect, and NAFTA, while it is in effect, both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX’s “A Stronger CEMEX” plan and “Operation Resilience” plan is designed based on CEMEX’s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Operation Resilience: CEMEX’s 2023 strategy Enhancing margin through operational performance and disciplined cost containment Optimizing our portfolio for EBITDA growth Strategic asset divestments to streamline and rebalance our portfolio Bolt-on investments in core businesses within our footprint Achieving investment grade capital structure to promote future growth Leveraging sustainability as a competitive advantage

Effective response to immediate COVID-19 challenges Improve customer experience through “One CEMEX” commercial model, supported by digital platforms Minimize financial risk and maintain ample liquidity Prioritize health & safety of employees, customers and community to ensure continuous operations Health Customer Financial Flexibility

“V”-shaped recovery despite COVID-19 headwinds V-shaped rebound in volumes coupled with pricing achievements On an average daily sales basis MEAA = Middle East, Africa and Asia Domestic gray cement MEAA US EUR MX SCAC 2020 CEMEX CEMEX 1H20 LC pricing YoY Cement3 +1% Aggregates +4% Ready mix +3% Cement volumes YoY % variation 1 2

Expect stronger 2020 results with more visibility today on COVID-19 impact

More favorable COVID-19 market conditions

Decisive 2H20 management actions

EBITDA guidance

3Q20	FY 2020
~US$700M	~US$2.35B
+12%[1] YoY	*+4%[1] YoY*

- Sustainable COVID measures: US$140M of further savings in 2H20
- ~US$3B cash redeployment towards debt repayment
- Working with banks on extending maturities
  - Expect no significant maturities until mid-2023

1) On a like-to-like basis, adjusting for fx, as compared with 3Q19 and FY 2019

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2H20 cash redeployment to pay down ~US$3B in debt 2H20 debt pay down plan 1) Figures in graph in millions of U.S. dollars 1

Improving upon our Bank Credit Agreement

- US$4B 2017 Facilities Agreement will be reduced by ~US$600M
- Under proposed amendment to Facilities Agreement:
  - 3-year extension of ~US$1.1B of Term Loans from 2022 to 2025
  - 1-year extension of ~US$1.1B Revolver from 2022 to 2023
  - Incorporates sustainability-linked metrics
    - One of the largest ESG sustainability-linked loans in the world
  - Redenominates ~US$300M of previous US dollar exposure under the Term Loans to Mexican Peso and ~US$80M to Euros
- Maintains current pricing and flexibility
  - Tightens leverage limit from 7.00x to 6.25x for next three quarters

87%

Approved or indicating positive feedback

(Response deadline until Oct. 9)

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Operation Resilience provides framework for future growth Advance 2030 sustainability agenda A path for maximizing shareholder value Achieve investment grade capital structure EBITDA growth through margin enhancement Optimize our portfolio for growth

Comprehensive actions to enhance EBITDA Figures in graph in millions of U.S. dollars EBITDA margin target considering our current portfolio 2020 cost reduction initiatives equivalent to >200bps of sales ≥ 20% Target EBITDA margin by 2023 New 2020 cost reduction target of US$280M Targeting additional savings in 2021-2023 2 1

Case study: Strong performance in US Management initiatives led to substantial EBITDA and EBITDA margin improvement +240bps Leveraging a strong footprint Expanded product offerings Investment in logistics and import facilities Switching to lower-cost fuels Low cost country sourcing Increased SG&A efficiency Incremental capex in high growth markets +23% EBITDA (US$M) EBITDA margin

Optimizing our portfolio for growth Undertake strategic divestments to streamline portfolio Continue to seek attractive, bolt-on investment opportunities in our markets Construct portfolio more weighted towards US and Europe Focus on vertically integrated positions in attractive metropolises Develop Urbanization Solutions as our fourth core business Metropolitan areas with CX operations

Some examples of recent investments Rochester railway sleepers factory (London) Fully integrated prefabricated 2D panels (Madrid) Mobile modular hospitals (Mexico) Gennevilliers CDE waste recycling platform (Paris) Investments in attractive metropolises, following a sustainable urbanization approach Rudniki modernization (Warsaw) Rugby climafuel (Birmingham) (US) Victorville aggregates rail distribution system (Los Angeles)

Achieving investment grade capital structure remains a top priority ≤ 3.0x Target net leverage by 2023 Utilize EBITDA growth, free cash flow and divestiture proceeds to improve our capital structure Anticipate significant reduction in net debt Continue active liability management program Extend maturity profile Minimize cost of funding Better align currency of EBITDA and funding sources

Robust roadmap to address climate change targets Target 2030 Ambition 2050 35% Further contribution from 2030 cement efforts Carbon capture, usage and storage Admixtures, binders and additions in concrete Recycled aggregates Recarbonation of concrete during lifetime Net specific C02 emissions per ton of cementitious product. Reduction vs. 1990 baseline In line with Paris Agreement – EIA 2 Degree Scenario Reduction in CO2 emissions in cement Reduce clinker factor Usage of decarbonated raw materials Novel low-CO2 clinkers Increase usage of alternative fuels Increase thermal efficiency Deliver net zero CO2 concrete 1,2 Reduced CO2 emissions by more than 22% vs. 1990 baseline

Creating superior returns for our shareholders Targeting EBITDA margin of ≥ 20% by 2023 Strategic divestments and reinvestments 35% reduction in net CO2 emissions by 2030 ≤ 3.0x net leverage by 2023 EBITDA margin target considering our current portfolio Per ton of cementitious product. Reduction vs. 1990 baseline 2 1 Advance 2030 sustainability agenda Achieve investment grade capital structure EBITDA growth through margin enhancement Optimize our portfolio for growth

Operation Resilience lays the foundation for the future of CEMEX A leading vertically integrated heavy building materials company, with bias towards the US and Europe Focus on our four core businesses – cement, ready mix, aggregates and urbanization solutions Enhanced EBITDA through operational performance and cost efficiencies Building solutions to support the development of growing, sustainable metropolises Simplified investment grade capital structure More sustainable business with progress toward long-term decarbonization goals